Exhibit 12.1
AVAGO TECHNOLOGIES FINANCE PTE. LTD.
Ratio of Earnings to Fixed Charges
(IN MILLIONS)

	Predecessor					Company
	Year ended October 31,			Nine Months Ended	One Month Ended	Nine Months Ended
	2003	2004	2005	July 31, 2005	November 30, 2005	July 31, 2006
Fixed charges (1):
Interest expense	$—	$—	$—	$—	$—	$114
Interest factor on rentals (2)	9	8	6	1	3	3

Fixed charges above	$9	$8	$6	$1	$3	$117

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(174)	$81	$55	$45	$(23)	$(158)
Fixed charges as above	9	8	6	1	3	117
Unamortized capitalized debt issuance costs	—	—	—	—	—	38

Earnings available for fixed charges	$(165)	$89	$61	$46	$(20)	$(3)

Ratio of earnings to fixed charges	—	11.1	10.2	46	—	—
Deficiency of earnings to fixed charges	$(174)	—	—	—	$(23)	$(120)

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges and unamortized capitalized debt issuance costs. Earnings were insufficient to cover fixed charges by $174 million for the year ended October 31, 2003, $23 million for the one month ended November 30, 2005 and $120 million for the nine months ended July 31, 2006.

(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.